ENERFLEX LTD. COMPLETES ASIA PACIFIC DIVESTITURE and CONFIRMS TIMING OF THIRD QUARTER FINANCIAL AND OPERATIONAL RESULTS

NEWS RELEASE

CALGARY, Alberta, September 30, 2026 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) has completed the previously announced divestiture of the majority of its operations in the Asia Pacific ("APAC") region to INNIO Group ("INNIO"). The divested business is primarily focused on Enerflex’s After-Market Services (“AMS”) product line.

Paul Mahoney, President and Chief Executive Officer commented: "The successful completion of this accretive transaction reflects our commitment to disciplined portfolio management and long-term value creation. The divestiture allows Enerflex to sharpen our focus on core regions of North America, Latin America, and the Middle East, and strengthens our ability to allocate capital toward opportunities that support profitable growth, free cash flow generation, and attractive returns for shareholders.

I would like to thank our strong team in the APAC region for their commitment to Enerflex and their contributions as we built a leading AMS business in APAC. Enerflex and INNIO have a longstanding global relationship, with Enerflex serving as a channel partner across our core operating regions, and we look forward to continuing to build on that partnership."

Enerflex will continue to deliver Engineered Systems solutions in APAC, including natural gas compression, processing, and electric power generation, through local sales teams, with equipment manufactured from the Company’s three facilities in North America.

Q3 Financial and Operational Results

Enerflex plans to release its financial results and operating highlights for the three and nine months ended September 30, 2026, on Thursday, October 29, 2026 prior to market open. Results will be communicated by news release and will be available on the Company's website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, October 29, 2026 at 8:00 a.m. (MT), where members of senior management will discuss the Company's results. A question-and-answer period will follow.

To participate, register at https://register-conf.media-server.com/register/BIc017268162ca46e3bdf6f40bb35765ce. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/u9hjajn4.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words “anticipate”, “believe”, “could”, “expect”, “future”, “may”, “potential”, “should”, “will” and similar expressions, (including negatives thereof) are intended to identify FLI. In particular, this news release includes (without limitation) FLI pertaining to expectations that Enerflex will be able to continue to deliver ES solutions in APAC following the APAC Divestiture and the Company’s expectation to release its financial results and operating highlights for the three and nine months ended September 30, 2026, prior to the markets opening on Thursday, October 29, 2026 along with the news release, conference call and audio webcast associated therewith. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, the FLI. The principal risks, uncertainties and other factors affecting Enerflex and its business are identified under the heading "Risk Factors" in: (i) Enerflex's Annual Information Form for the year ended December 31, 2025, dated February 25, 2026; and (ii) in other filings with Canadian securities regulators and the SEC, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively. Other unpredictable or unknown factors not discussed in this news release could have material adverse effects on the actual results, performance, or achievements of Enerflex expressed in, or implied by, the FLI.

The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

ABOUT ENERFLEX

Enerflex is a leading provider of modular natural gas, power, and treated water technology solutions, delivering value through disciplined execution and a deliberate approach to where we compete. Our customer-focused delivery model supports operational excellence, innovation, and scalability across our global footprint with a focus on creating long-term shareholder value.

With approximately 4,500 engineers, manufacturers, technicians, professionals, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the world’s energy needs.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Paul Mahoney

President and Chief Executive Officer

E-mail: PMahoney@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com

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